

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2013

Via E-mail
Michael C. Arnold
Chief Executive Officer and President
Ryerson Holding Corporation
227 W. Monroe, 27th Floor
Chicago, IL 60606

> **Re: Ryerson Holding Corporation**
> **Amendment No. 15 to Registration Statement on Form S-1**
> **Filed May 6, 2013**
> **File No. 333-164484**

Dear Mr. Arnold:

We have reviewed your response to our comments in our letter dated April 18, 2013 and have the following additional comments. Please note that the page numbers referenced below refer to the marked copy of your filing.

Prospectus Summary, page 1

1. Please revise to disclose, in an appropriate place in your prospectus summary section a brief summary of the board nomination rights that Platinum will receive pursuant to the Investor Rights Agreement.

Our Company, page 1

Lean Operating Structure Providing Operating Leverage, page 6

2. We note your revised disclosure on pages 6 and 60 regarding the average number of inventory days in 2011. Please revise to address the fact that the number of inventory days rose in 2012 as compared to the number of inventory days in 2011.

Our Strategy, page 7

Expand Margins, page 7

3. We note your disclosure in the first paragraph on page 7 regarding your gross margins as a percentage of sales, excluding LIFO expense. Please revise to disclose why you have excluded this expense or include a cross-reference to such disclosure in your document.

4. Please revise the second paragraph of this section to disclose the percentage of your capital expenditures that have gone toward upgrading and adding plate and long processing capabilities throughout your operational footprint in the last two years. Similarly revise at page 61.

Summary Historical Consolidated Financial and other Data, page 15

5. We note your response to our prior comment number 16 and the changes that have been made to pages 15 and 16 of the registration statement in response to our prior comment. However, we do not believe the revisions made to the registration statement were fully responsive to our prior comment. As previously requested, please revise your disclosure to explain why you believe the non-GAAP measure "Adjusted EBITDA, excluding LIFO" provides useful information to investors and to the extent material disclose the additional purposes if any for the Company's management uses this non-GAAP measure. Your current disclosures only provide this information for the non-GAAP measures "EBITDA" and "Adjusted EBITDA".

Risk Factors, page 17

6. Please add risk factor disclosure to discuss risks associated with Platinum's board nomination rights pursuant to the Investor Rights Agreement.

Use of Proceeds, page 31

7. Please revise to disclose the related transaction fees, expenses and premiums that you expect to pay in connection with this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Contractual Obligations, page 49

8. We note your response to previous comment 21. Once the Company determines the expected payments it intends to make using the offering proceeds, please revise the pro forma table of contractual obligations to give effect to the use of offering proceeds as well as any drawdowns on the Credit Facility that will be made to fund the termination payment to be made to Platinum.

Report of Independent Registered Public Accounting Firm, page F-2

9. We note your response to our prior comment 62, and reissue the comment. Prior to the planned effectiveness of the Company's Form S-1 registration statement, please remove the restrictive legends included on the report and the consent of the independent registered public accounting firm.

Note 20. Subsequent Events, page F-41

10. We note your response to our prior comment 27 and reissue the comment. Once the date and terms of the stock split have been determined, please revise the historical financial statements and related disclosures throughout the registration statement to give retroactive effect to the stock split.

Other

11. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the planned effective date of the registration statement.

12. Please provide a currently dated consent from the independent public accountants in any future amendments to the S-1 registration statement.

You may contact Effie Simpson (202) 551-3346 or Linda Crvkel (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Christopher Greer, Esq.
        Willkie Farr & Gallagher LLP